UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 001-39934

D and Z Media Acquisition Corp.

(Exact name of registrant as specified in its charter)

2870 Peachtree Road NW, Suite 509
Atlanta, GA 30305

(404) 585-8233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-third of one Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A Common Stock and one-third of one Warrant: 0 holders

Class A Common Stock, par value $0.0001 per share: 0 holders

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, D and Z Media Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

D and Z Media Acquisition Corp.

Date: February 17, 2023	By:	/s/ Betty Liu
	Name:	Betty Liu
	Title:	Chief Executive Officer